EXHIBIT 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends
Twelve Months Ended December 31, 2000
(Unaudited)
(Dollars in Thousands)

Pre-Tax Preferred Stock Dividends

Preferred Dividends	$ 1,320
Effective Income Tax Rate	0.3658
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6342
Pre-tax Preferred Dividends	$ 2,081
Fixed Charges
Interest Expense	$ 45,949
Amortization of Debt Premium, Discount and Expense	379
Interest Component Charges	12
Total Fixed Charges	46,340
Pre-tax Preferred Dividends	. 2,081
Total	$ 48,421

Earnings
Net Income	$ 94,226
Add:
Income Taxes Applicable to Utility Operating Income	58,141
Income Taxes Applicable to Non-Utility Operating Income	(100)
Income Taxes Applicable to Other Income (Expenses)--Net	. (2,929)
Total Fixed Charges	46,340
Total Earnings	$ 195,678
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	. 4.0